ZURICH®

Disclosure of shareholdings by JPMorgan Chase in accordance with Swiss Stock Exchange Law

Zurich, July 1, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per April 20, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by JPMorgan Chase & Co, 270 Park Avenue, New York, NY 100017, USA, (JPM) on June 27, 2008. According to this notification, JPM along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with purchase positions.

Proxy for Group members: Michael Kirwan, 125 London Wall, London EC2Y 5AJ, UK, phone: + 44 (0) 207 325 14 13.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.